UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kamada Ltd.

File No. 1-35948 - CF#34827

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Kamada Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 1, 2017.

Based on representations by Kamada Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.28	through	March 1, 2022
Exhibit 4.31	through	September 24, 2017
Exhibit 4.32	through	March 1, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary